SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
And (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. 1)
BARE ESCENTUALS, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
067511 10 5

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	067511 10 5	Page	2	of	9	Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Fund V, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5.	SOLE VOTING POWER

NUMBER OF		10,391,471

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,391,471

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,391,471

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.4%*

12.	TYPE OF REPORTING PERSON

	PN
* Percentage calculations are based on the number of shares of Common Stock outstanding as of November 9, 2007, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2007.

CUSIP No.	067511 10 5	Page	3	of	9	Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Fund VI, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5.	SOLE VOTING POWER

NUMBER OF		11,308,962

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,308,962

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,308,962

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.4%*

12.	TYPE OF REPORTING PERSON

	PN
* Percentage calculations are based on the number of shares of Common Stock outstanding as of November 9, 2007, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2007.

CUSIP No.	067511 10 5	Page	4	of	9	Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Investors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5.	SOLE VOTING POWER

NUMBER OF		1,160,826

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,160,826

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,160,826

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.3%*

12.	TYPE OF REPORTING PERSON

	PN
* Percentage calculations are based on the number of shares of Common Stock outstanding as of November 9, 2007, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2007.

CUSIP No.	067511 10 5	Page	5	of	9	Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berkshire Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5.	SOLE VOTING POWER

NUMBER OF		156,754

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		156,754

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	156,754

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%*

12.	TYPE OF REPORTING PERSON

	PN
* Percentage calculations are based on the number of shares of Common Stock outstanding as of November 9, 2007, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2007.

CUSIP No. 067511 10 5	Page 6 of 9 Pages
Except as set forth below, all previously reported Items are unchanged. For clarity, Item 2(a) is restated in its entirety.
Item 2.
(a) Name of Person Filing
     Berkshire Fund V, Limited Partnership (“Fund V”), Berkshire Fund VI, Limited Partnership (“Fund VI”), Berkshire Investors LLC (“Investors”) and Berkshire Partners LLC (“Berkshire Partners” and, with Fund V, Fund VI and Investors, the “Reporting Persons”) are jointly filing this Schedule 13G.
     Fifth Berkshire Associates LLC, a Massachusetts limited liability company (“Fifth Berkshire”), is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company (“Sixth Berkshire”), is the general partner of Fund VI. The managing members of Fifth Berkshire are Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the “Fifth Berkshire Principals” and together with Michael C. Ascione, Christopher J. Hadley and Lawrence S. Hamelsky, the “Berkshire Principals”). The Berkshire Principals are the managing members of Sixth Berkshire, Investors, and Berkshire Partners.
     The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Item 4. Ownership
(a) Amount beneficially owned:
     Fund V directly holds 10,391,471 shares of Common Stock. Accordingly, Fund V has sole voting power with respect to 10,391,471 shares of Common Stock and has sole dispositive power with respect to 10,391,471 shares of Common Stock.
     Based on the immediately preceding paragraph, as the sole general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 10,391,471 shares of Common Stock held by Fund V. However, Fifth Berkshire disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(g) of the Exchange Act, the

CUSIP No. 067511 10 5	Page 7 of 9 Pages
beneficial owner of such shares held by Fund V.
     Fund VI directly holds 11,308,962 shares of Common Stock. Accordingly, Fund VI has sole voting power with respect to 11,308,962 shares of Common Stock and has sole dispositive power with respect to 11,308,962 shares of Common Stock.
     Based on the immediately preceding paragraph, as the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 11,308,962 shares of Common Stock held by Fund VI. However, Sixth Berkshire disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund VI.
     Investors owns 1,160,826 shares of Common Stock. Accordingly, Investors has sole voting power with respect to 1,160,826 shares of Common Stock and has sole dispositive power with respect to 1,160,826 shares of Common Stock.
     Berkshire Partners owns 156,754 shares of Common Stock. Accordingly, Berkshire Partners has sole voting power with respect to 156,754 shares of Common Stock and has sole dispositive power with respect to 156,754 shares of Common Stock.
     By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire, Investors and Berkshire Partners, the Berkshire Principals (or the Fifth Berkshire Principals, in the case of Fifth Berkshire) may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI, Investors and Berkshire Partners. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund V, Fund VI, Investors or Berkshire Partners, and as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.
(b) Percent of class:
Fund V beneficially owns 11.4% of the Issuer’s Common Stock.
Fund VI beneficially owns 12.4% of the Issuer’s Common Stock.
Investors beneficially owns 1.3% of the Issuer’s Common Stock.
Berkshire Partners beneficially owns 0.2% of the Issuer’s Common Stock.
Percentage calculations are based on 91,132,738 shares of Common Stock outstanding, which is the number of shares of Common Stock outstanding as of November 9, 2007, as provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2007.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote

CUSIP No. 067511 10 5	Page 8 of 9 Pages
Fund V has the sole power to vote 10,391,471 shares of the Issuer’s Common Stock.
Fund VI has the sole power to vote 11,308,962 shares of the Issuer’s Common Stock.
Investors has the sole power to vote 1,160,826 shares of the Issuer’s Common Stock.
Berkshire Partners has the sole power to vote 156,754 shares of the Issuer’s Common Stock.
(ii) Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or to direct the disposition of

Fund V has the sole power to direct the disposition of 10,391,471 shares of the Issuer’s Common Stock.

Fund VI has the sole power to direct the disposition of 11,308,962 shares of the Issuer’s Common Stock.

Investors has the sole power to direct the disposition of 1,160,826 shares of the Issuer’s Common Stock.

Berkshire Partners has the sole power to direct the disposition of 156,754 shares of the Issuer’s Common Stock.

(iv)	Shared power to dispose or to direct the disposition of

0

\

CUSIP No. 067511 10 5	Page 9 of 9 Pages
Signature:
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BERKSHIRE FUND V, LIMITED PARTNERSHIP

By:	Fifth Berkshire Associates LLC,
its General Partner

	By:	/s/ Richard Lubin

Name: Richard Lubin
Title: Managing Director

BERKSHIRE FUND VI, LIMITED PARTNERSHIP

By:	Sixth Berkshire Associates LLC,
its General Partner

	By:	/s/ Richard Lubin
Name: Richard Lubin
Title: Managing Director

BERKSHIRE INVESTORS LLC

	By:	/s/ Richard Lubin

Name: Richard Lubin
Title: Managing Director

BERKSHIRE PARTNERS LLC

	By:	/s/ Richard Lubin

Name: Richard Lubin
Title: Managing Director
Date: February 1, 2008